SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               NRG Energy, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   629377508
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                               Mark R. Patterson
                                David J. Matlin
                           (Name of Persons Filing)

                                 Robert Weiss
                      MatlinPatterson Global Advisers LLC
                              520 Madison Avenue
                           New York, New York 10022
                           Telephone: (212) 651-9525
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 5, 2003
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

                        (Continued on following pages)


                                (Page 1 of 20)



                                 SCHEDULE 13D
---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  2 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Opportunities Partners L.P.
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED            7            SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                              0
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                         15,069,728
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                        15,069,728
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                       15,069,728
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       15.1%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
---------------------------------------------------------------------------------------------


                                (Page 2 of 20)



                                 SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  3 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bermuda
---------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED            7            SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                              0
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                          5,251,080
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                         5,251,080
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                        5,251,080
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.3%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
---------------------------------------------------------------------------------------------



                                (Page 3 of 20)

                                 SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  4 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               MatlinPatterson Global Advisers LLC
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED            7            SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                              0
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                       20,320,808
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      20.3%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          1A
---------------------------------------------------------------------------------------------



                                (Page 4 of 20)



                                 SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  5 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    David J. Matlin
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED            7            SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                              0
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                       20,320,808
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      20.3%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          IN
---------------------------------------------------------------------------------------------



                                (Page 5 of 20)



                                 SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  6 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Mark R. Patterson
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED            7            SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                              0
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                       20,320,808
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      20.3%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          IN
---------------------------------------------------------------------------------------------



                                (Page 6 of 20)


                                 SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  7 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   MatlinPatterson Global Partners LLC
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED            7            SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                              0
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                       20,320,808
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      20.3%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          HC
---------------------------------------------------------------------------------------------



                                (Page 7 of 20)


                                 SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  8 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   MatlinPatterson Asset Management LLC
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED            7            SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                              0
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                       20,320,808
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      20.3%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          HC
---------------------------------------------------------------------------------------------



                                (Page 8 of 20)


                                 SCHEDULE 13D

---------------------------------------------------------------------------------------------
CUSIP No.             629377508                                        Page  7 of 20 Pages
---------------------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MatlinPatterson LLC
---------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  /  /
                                                                                   (b) / X/
---------------------------------------------------------------------------------------------
      3        SEC USE ONLY
---------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
---------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                /   /
---------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
---------------------------------------------------------------------------------------------

       SHARES                        7            SOLE VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                                            0
     REPORTING
    PERSON WITH
---------------------------------------------------------------------------------------------

                                     8            SHARED VOTING POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------

                                     9            SOLE DISPOSITIVE POWER
                                                             0
---------------------------------------------------------------------------------------------

                                     10           SHARED DISPOSITIVE POWER
                                                          20,320,808
---------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                       20,320,808
---------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
---------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      20.3%
---------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          HC
---------------------------------------------------------------------------------------------



                                (Page 9 of 20)

Introduction.

          This Schedule 13D Statement (this "Statement") is filed on behalf of
(i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)" and collectively with Matlin Partners (Delaware), "Matlin Partners"), an exempt limited partnership organized under the laws of Bermuda
(ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the acquired beneficial ownership of the Reporting Persons in the Issuer (as defined below) pursuant to the Debtor's Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated October 10, 2003, which was confirmed on November 25, 2003 and declared effective on December 5, 2003 by the Bankruptcy Court (Case No. 03-13024 (PCB)) (the "Plan").

Item 1.  Security and Issuer

          The name of the issuer is NRG Energy, Inc. (the "Issuer"). This Statement relates to the Issuer's common stock, par value $0.01 per share (the "Common Stock"). The principal executive offices of the Issuer are located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402.

Item 2.  Identity and Background

          (i) Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware. Matlin Partners (Delaware) generally invests in equity and subordinated debt securities of companies. The address of Matlin Partners (Delaware)'s principal business and principal office is c/o Matlin Global Partners 520 Madison Avenue, New York, New York 10022.

          (ii) Matlin Partners (Bermuda) is an exempt limited partnership organized under the laws of Bermuda. Matlin Partners (Bermuda) generally invests in equity and subordinated debt securities of companies. The address of Matlin Partners (Bermuda)'s principal business and principal office is c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.


                               (Page 10 of 20)

          (iii) Matlin Global Partners is a limited liability company organized under the laws of Delaware. Matlin Global Partners serves as General Partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda). The address of Matlin Global Partners' principal business and principal office is 520 Madison Avenue, New York, New York 10022. The principal business of Matlin Global Partners is acting as the general partner to Matlin Partners (Delaware) and Matlin Partners (Bermuda).

          (iv) Matlin Advisers is a limited liability company organized under the laws of Delaware. Matlin Advisers serves as investment advisor to Matlin Partners (Delaware) and Matlin Partners (Bermuda). The address of Matlin Advisers' principal business and principal office is 520 Madison Avenue, New York, New York 10022. Matlin Advisers performs certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to a certain amended and restated Investment Advisory Agreement dated as of July 17, 2002 among Matlin Advisers, Matlin Partners (Delaware) and Matlin Partners (Bermuda).

          (v) Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. The address of Matlin Asset Management's principal business and principal office is 520 Madison Avenue, New York, New York 10022. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

          (vi) MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. The address of MatlinPatterson's principal business and principal office is 520 Madison Avenue, New York, New York 10022. MatlinPatterson's principal business is owning Matlin Asset Management.

          (vii) Mark R. Patterson and David J. Matlin are each the holder of 50% of the membership interests in MatlinPatterson. The address of Mark R. Patterson and David J. Matlin's principal business office is 520 Madison Avenue, New York, New York 10022. Mark R. Patterson's present principal occupation is acting as Chairman of Matlin Advisers and David J. Matlin's present principal occupation is acting as Chief Executive Officer of Matlin Advisers. Mark R. Patterson and David J. Matlin are citizens of the United States of America.

          (viii) In the past five years, the Reporting Persons have not been
(a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          The information set forth in Item 4 is hereby incorporated by reference into this Item 3.



                               (Page 11 of 20)

          On December 5, 2003, pursuant to the Plan, Matlin Partners (Delaware) acquired beneficial ownership of approximately 15,069,728 shares of Common Stock as part of the consideration for the cancellation of certain debt instruments (and all pre-petition interest thereon and other amounts owing in respect thereof) which had been acquired by Matlin Partners (Delaware) through a series of trades at an aggregate cost of $231,132,813.10 as follows:
$118,687,931.00 principal amount 6.75% Senior Notes of the Issuer due July 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $28,651,951.77; $75,048,266.00 principal amount 7.5% Senior Notes of the Issuer due June 1, 2009 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $18,659,235.88; $85,101,275.00 principal amount 7.5% Senior Notes of the
Issuer due June 15, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $20,601,521.93; $16,463,319.00 principal amount 7.625% Senior Notes of the Issuer due February 1, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $3,897,207.43; $128,956,740.00 principal amount 7.75% Senior
Notes of the Issuer due April 1, 2011 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $31,640,179.03; $62,308,475.00 principal amount 8% Remarketable or Redeemable Securities of the Issuer due November 1, 2013 with a remarketing date of November 1, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $17,062,360.87; $123,389,618.00 principal amount 8.25%
Senior Notes of the Issuer due September 15, 2010 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $31,904,803.69; $211,664,902.00 principal amount 8.625% Senior Notes of the
Issuer due April 1, 2031 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $52,598,125.53; and $51,614,734.00 principal amount 8.7% Remarketable or Redeemable Securities of the Issuer due March 15, 2005 and all pre-petition interest thereon acquired by Matlin Partners (Delaware) at a total cost of $12,717,746.29. Cash and notes make up the balance of the consideration for the cancellation of the above referenced debt as described in Item 4 below.

          On December 5, 2003, pursuant to the Plan, MatlinPartners (Bermuda) acquired beneficial ownership of approximately 5,251,080 shares of Common Stock as part of the consideration for the cancellation of certain debt instruments (and all pre-petition interest thereon and other amounts owing in respect thereof) which had been acquired by Matlin Partners (Bermuda) through a series of trades at an aggregate cost of $80,538,735.34 as follows:
$41,357,069.00 principal amount 6.75% Senior Notes of the Issuer due July 15, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $9,983,835.34; $26,150,734.00 principal amount 7.5% Senior Notes of the Issuer due June 1, 2009 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $6,501,852.04; $29,653,725.00 principal amount 7.5% Senior Notes of the Issuer due June 15, 2007 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $7,178,645.38; $5,736,681.00 principal amount 7.625% Senior Notes of the Issuer due February 1, 2006 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $1,357,990.77; $44,935,260.00 principal amount 7.75% Senior Notes of the Issuer due April 1, 2011 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $11,025,090.10; $21,711,525.00 principal amount 8% Remarketable or Redeemable Securities of the Issuer due November 1, 2013 with a remarketing date of November 1, 2003 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $5,945,417.14; $42,995,382.00 principal amount 8.25% Senior Notes of the Issuer due September 15, 2010 and all pre-petition interest thereon




                               (Page 12 of 20)
acquired by Matlin Partners (Bermuda) at a total cost of $11,117,298.71; $73,755,098.00 principal amount 8.625% Senior Notes of the Issuer due April 1, 2031 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $18,327,931.95; and $17,985,266.00 principal amount 8.7% Remarketable or Redeemable Securities of the Issuer due March 15, 2005 and all pre-petition interest thereon acquired by Matlin Partners (Bermuda) at a total cost of $4,431,526.25. Cash and notes make up the balance of the consideration for the cancellation of the above referenced debt as described in Item 4 below.

          The Issuer has not yet issued the shares of Common Stock or the notes nor distributed the cash amounts, to be issued and distributed to Matlin Partners (Delaware) and Matlin Partners (Bermuda) as consideration for the cancellation of the debt obligations of the Issuer as described in this Item 3 but will do so as soon as practicable.

          The Reporting Persons paid cash from working capital for the cancelled debt instruments. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.  Purpose of Transaction

          Pursuant to the Plan, the Reporting Persons have received or will receive, as soon as practicable and in accordance with the documents executed in connection with the Plan, as consideration for the cancellation of debt obligations acquired through open market purchases and having an approximate principal amount of $1.2 billion approximately, (i) 20,320,808 shares of Common Stock, (ii) notes of the reorganized Issuer for an aggregate principal amount of $101,604,039 (unless substituted with cash as contemplated under the Plan), and (iii) cash for an amount of $79,787,287 (or $181,391,326 in the event cash is paid in lieu of the notes identified in (ii)), in each case, subject to adjustments pursuant to the Plan's reallocation procedures and treatment of disputed claims (each described below). The shares of Common Stock to be acquired by the Reporting Persons pursuant to the Plan represent, in the aggregate, approximately 20.3% of the shares of Common Stock of the reorganized Issuer, subject to adjustments pursuant to the Plan's reallocation procedures and treatment of disputed claims (each described below). Pursuant to the reallocation procedures set forth in Article V of the Plan, each creditor in Classes 5 and 6 was eligible to elect to contribute (i) all of their shares of Common Stock in the reorganized Issuer at the standard rate of $22.25 per share or at a lower price per share (ranging from $16.00 to $22.00 in 1/4 point intervals), and/or (ii) all or a portion (ranging from 0% to 100%) of the notes and cash to be distributed to such creditor under the Plan. The reallocation is to be effectuated "dutch auction" style first by exchanging those shares of Common Stock offered into the reallocation pool for cash starting at the lowest price per share selected until all of the cash or the shares of Common Stock in the reallocation pool is exhausted. Next, any remaining shares of Common Stock would be exchanged for notes, again starting at the lowest price per share selected until all of the notes or shares of Common Stock are exhausted. The result is that the distribution to each participating creditor, including the Reporting Persons, of Common Stock, cash and notes may change after giving effect to the outcome of the reallocation procedure.

          The cash portion of the consideration is to be paid through a combination of the reorganized Issuer's cash on hand and Xcel Energy Inc.'s ("Xcel") contribution of the "release-based" cash amount. The release-based cash amount is to be paid out over time as it is received by the reorganized Issuer from Xcel, pursuant to the terms of that certain Settlement Agreement




                               (Page 13 of 20)
with Xcel entered into as part of the Plan. The first and second installments of $200 million in the aggregate is due to be paid by Xcel 90 days after the date on which the Bankruptcy Court entered the order confirming the Issuer's Plan. The third installment is to be paid on April 30, 2004, unless extended pursuant to the terms of the Settlement Agreement. Under certain circumstances specified under the Settlement Agreement, a portion of the Xcel contribution described above can be made with shares of Xcel common stock (NYSE: XEL), which, pursuant to Section 8.7 of the Plan, can be liquidated by the reorganized Issuer and the proceeds thereof distributed to Class 5 creditors. In addition, the Reporting Persons would be entitled to receive their pro rata portion of up to an additional $150 million of cash that, subject to the satisfaction of certain conditions, may be available for distribution under the Plan.

          Pursuant to Article X of the Plan, the Issuer and certain of its affiliates shall establish a disputed claims reserve to be funded with the appropriate number of shares, notes and cash for distribution to holders of disputed claims that subsequently become allowed by the Bankruptcy Court. Distributions from the disputed claims reserve will be made on a quarterly basis to holders of disputed claims that have become allowed. The Reporting Persons' percentage ownership may vary depending on whether the amount of disputed claims ultimately allowed is greater or less than the amount reserved.

          On December 5, 2003 and in accordance with Section 8.2(b) of the provisions of the Plan, three representatives of the Reporting Persons became directors of the reorganized Issuer. Section 8.2(b) of the Plan provides, in pertinent part, that the "board of directors for Reorganized NRG shall consist of the post-reorganization CEO and ten (10) individuals, of which six (6) directors shall be designated by the members of the Noteholder Group serving on the Committee...", which includes the Reporting Persons. It is pursuant to this provision of the Plan that the Reporting Persons obtained its three seats on the reorganized Issuer's board of directors.

          Mark R. Patterson, a holder of 50% of the membership interests of MatlinPatterson, serves on the board of directors of the Issuer. As a director of the Issuer, Mark R. Patterson may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

          Ramon Betolaza, an employee of Matlin Advisers, serves on the board of directors of the Issuer. As a director of the Issuer, Ramon Betolaza may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

          Frank Plimpton, an employee of Matlin Advisers, serves on the board of directors of the Issuer. As a director of the Issuer, Frank Plimpton may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

          The Reporting Persons acquired beneficial ownership of the shares of Common Stock and the notes for investment purposes. The Reporting Persons may from time to time (i) acquire additional Common Stock, notes or other securities of the reorganized Issuer (subject to availability at prices deemed favorable, the reorganized Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of the shares of Common Stock,





                               (Page 14 of 20)
notes or any other securities of the reorganized Issuer that the Reporting Persons may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case subject to the factors and conditions referred to above and compliance with applicable laws. Except as set forth in this Item 4, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

          The information set forth in Item 3 is hereby incorporated by reference into this Item 5.

     (a) As of the date hereof, Matlin Partners (Delaware) and Matlin Partners (Bermuda) are each a direct beneficial owner of approximately 15,069,728 and approximately 5,251,080 shares of Common Stock, respectively, and MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of approximately 20,320,808 shares of Common Stock. The approximately 20,320,808 shares of Common Stock represent approximately 20.3% of the Issuer's issued and outstanding shares of Common Stock. The approximately 15,069,728 shares of Common Stock and approximately 5,251,080 shares of Common Stock, when issued, will represent approximately 15.1% and 5.3% of the Issuer's issued and outstanding shares of Common Stock, respectively.

          (i) Matlin Global Partners serves as General Partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda). By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares beneficially owned by Matlin Partners.

          (ii) Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

          (iii) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

          (iv) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares beneficially owned by Matlin Partners.

          (v) Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares beneficially owned by Matlin Partners.

     (b) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have shared power to vote and shared dispositive power of 15,069,728 shares of Common Stock and 5,251,080 shares of Common Stock, respectively.
MatlinPatterson, Matlin Asset Management, Matlin Advisers,



                               (Page 15 of 20)

Matlin Global Partners, Mark R. Patterson and David J. Matlin each have shared power to vote and shared dispositive power of 20,320,808 shares of Common Stock.

     (c) Except as reported in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

     (d) To the best knowledge of MatlinPatterson, Matlin Asset
Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons
(i) beneficially owns any shares of Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Common Stock owned by other parties.

     (e) The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

     (f) Except as reported in this Statement, no other person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Stock held by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Pursuant to a Registration Rights Agreement (the "Common Stock Registration Rights Agreement") dated as of December 5, 2003, to be entered into among the Issuer, Matlin Partners (Delaware), Matlin Partners (Bermuda) and the other parties thereto the date on which the shares of Common Stock will be issued to the parties thereto, Matlin Partners (Delaware) and Matlin Partners (Bermuda) will have the right, on the terms and conditions set forth therein, to require the Issuer to register for sale to the public their shares of Common Stock. Reference is made to the Form of Common Stock Registration Rights Agreement filed as Exhibit 3 hereto, which is incorporated herein by reference.

          Pursuant to a Registration Rights Agreement (the "Notes Registration Rights Agreement") dated as of December 5, 2003, to be entered into, to the extent the Reporting Persons receive notes, among the Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda) the date on which the notes will be issued to the parties thereto, Matlin Partners (Delaware) and Matlin Partners (Bermuda) will have been granted certain shelf registration rights, on the terms and conditions set forth therein, with respect to their notes. Reference is made to the Form of Notes Registration Rights Agreement filed as Exhibit 4 hereto, which is incorporated herein by reference.

          Except as described elsewhere in this Statement and as set forth in the Common Stock Registration Rights Agreement and the Notes Registration Rights Agreement, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons



                               (Page 16 of 20)
and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

      Exhibit No.         Description

          1 Joint Filing Agreement dated as of December 15, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., David J. Matlin and Mark R. Patterson.

           2(a) Debtor's Second Amended Joint Plan of Reorganization of NRG Energy, Inc. and its affiliates under Chapter 11 of the Bankruptcy Code, dated October 10, 2003.

           3 Form of Common Stock Registration Rights Agreement dated as of December 5, 2003 to be entered into among NRG Energy, Inc. and the holders named therein.

           4 Form of Notes Registration Rights Agreement dated as of December 5, 2003 to be entered into among NRG Energy, Inc. and the holders named therein.



------------------------
  (a) Incorporated by reference from Exhibit 99.1 to the Form 8-K filed on November 19, 2003 by NRG Energy, Inc.




                               (Page 17 of 20)

                                   SIGNATURE


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 15, 2003




                                     MATLINPATTERSON LLC


                                     By:  /s/ Mark R. Patterson
                                          ------------------------------------------------------
                                          Name:   Mark R. Patterson
                                          Title:  Member


                                     MATLINPATTERSON ASSET MANAGEMENT LLC


                                     By:  /s/ Mark R. Patterson
                                          ------------------------------------------------------
                                          Name:   Mark R. Patterson
                                          Title:  Chairman


                                     MATLINPATTERSON GLOBAL ADVISERS LLC


                                     By:  /s/ Mark R. Patterson
                                          ------------------------------------------------------
                                          Name:   Mark R. Patterson
                                          Title:  Chairman


                                     MATLINPATTERSON GLOBAL PARTNERS LLC


                                     By:  /s/ Mark R. Patterson
                                          ------------------------------------------------------
                                          Name:   Mark R. Patterson
                                          Title:  Director


                                     MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.


                                     By:  MatlinPatterson Global Partners LLC


                                     By:  /s/ Mark R. Patterson
                                          ------------------------------------------------------
                                          Name:   Mark R. Patterson
                                          Title:  Director





                                (Page 18 of 20)





                                    MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                    By:  MatlinPatterson Global Partners LLC

                                    By:  /s/ Mark R. Patterson
                                         ------------------------------------------------------
                                         Name:    Mark R. Patterson
                                         Title:   Director


                                    DAVID J. MATLIN

                                    By:  /s/ David J. Matlin
                                         ------------------------------------------------------
                                         Name:    David J. Matlin


                                    MARK R. PATTERSON

                                    By:  /s/ Mark R. Patterson
                                         ------------------------------------------------------
                                         Name:    Mark R. Patterson



                               (Page 19 of 20)

                                 EXHIBIT INDEX

      Exhibit No.         Description

           1 Joint Filing Agreement dated as of December 15, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., David J. Matlin and Mark R. Patterson.

           2(a) Debtor's Second Amended Joint Plan of Reorganization of NRG Energy, Inc. and its affiliates under Chapter 11 of the Bankruptcy Code, dated October 10, 2003.

           3 Form of Common Stock Registration Rights Agreement dated as of December 5, 2003 to be entered into among NRG Energy, Inc. and the holders named therein.

           4 Form of Notes Registration Rights Agreement dated as of December 5, 2003 to be entered into among NRG Energy, Inc. and the holders named therein.




-----------------
(a) Incorporated by reference from Exhibit 99.1 to the Form 8-K filed on November 19, 2003 by NRG Energy, Inc.



                                (Page 20 of 20

                                                                     Exhibit 1



                            JOINT FILING AGREEMENT
                         Dated as of December 15, 2003


          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., David J. Matlin and Mark R. Patterson, on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of NRG Energy, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of December 2003.




                                    MATLINPATTERSON LLC


                                    By:  /s/ Mark R. Patterson
                                         ----------------------------------------------------
                                         Name:    Mark R. Patterson
                                         Title:   Member


                                    MATLINPATTERSON ASSET MANAGEMENT LLC

                                    By:  /s/ Mark R. Patterson
                                         ----------------------------------------------------
                                         Name:    Mark R. Patterson
                                         Title:   Chairman


                                    MATLINPATTERSON GLOBAL ADVISERS LLC


                                    By:  /s/ Mark R. Patterson
                                         ----------------------------------------------------
                                         Name:    Mark R. Patterson
                                         Title:   Chairman



                                (Page 1 pf 2)




                                    MATLINPATTERSON GLOBAL PARTNERS LLC


                                    By:  /s/ Mark R. Patterson
                                         ----------------------------------------------------
                                         Name:    Mark R. Patterson
                                         Title:   Director


                                    MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

                                    By: MatlinPatterson Global Partners LLC


                                    By:  /s/ Mark R. Patterson
                                         ----------------------------------------------------
                                         Name:    Mark R. Patterson
                                         Title:   Director


                                    MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS
                                      (BERMUDA) L.P.

                                    By: MatlinPatterson Global Partners LLC


                                    By:  /s/ Mark R. Patterson
                                         ----------------------------------------------------
                                         Name:    Mark R. Patterson
                                         Title:   Director


                                    DAVID J. MATLIN


                                    By:  /s/ David J. Matlin
                                         ----------------------------------------------------
                                         Name:    David J. Matlin

                                    MARK R. PATTERSON


                                    By:  /s/ Mark R. Patterson
                                         ----------------------------------------------------
                                         Name:    Mark R. Patterson



                                (Page 2 of 2)